MainStay Funds Trust

51 Madison Avenue

New York, NY 10010

April 12, 2013

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on April 9, 2013 regarding the Schedule 14A for the Registrant filed on March 28, 2013. This Schedule 14A relates to proposals regarding MainStay Epoch U.S. All Cap Fund (the “Fund”), a series of the Registrant.

Your comments and the Registrant’s response thereto are provided below.

Comment 1: Under Proposal 1, you asked us to clarify the differences between the subadvisory agreement being considered by shareholders and the previous subadvisory agreement.

Response: We have revised the disclosure to more clearly state that there are no differences between the terms of the subadvisory agreement being considered by shareholders and the previous subadvisory agreement, except for the dates of execution and term.

Comment 2: Under Proposal 2.C – Underwriting Securities, you asked us to consider adding disclosure regarding the risks associated with the Fund acting as an underwriter.

Response: As described under Proposal 2.C – Discussion of Proposed Modification, we do not contemplate any changes to the Fund’s investment strategy that may cause the Fund to be deemed an “underwriter” (within the meaning of the Securities Act of 1933, as amended). Because of this, we believe that additional disclosure regarding underwriting activities would be confusing to shareholders and we respectfully decline to make the requested edit.

Comment 3: Under Proposal 2.D. – Real Estate, you asked us to consider whether additional risk factor language regarding real estate investments is necessary.

Response: As described under Proposal 2.D – Discussion of Proposed Modification, approval of this Proposal is not expected to change the way that the Fund is managed. Because of this, we believe that additional risk factor language, beyond that which is already included in the Fund’s registration statement, is not necessary and we respectfully decline to make the requested edit.

Comment 4: Under Proposal 2.E – Commodities, you asked us to include language indicating that the proposed investment restriction would enable the Fund to potentially invest in a wider variety of derivative investments and to include additional risk factor language, if necessary.

Response: Under Proposal 2.E – Discussion of Proposed Modification, we do state that the proposed fundamental investment restriction does not limit the Fund’s ability to purchase other types of financial instruments or derivatives. However, we also state that it is not currently proposed that any of the Fund’s investment strategies be changed to engage in additional types of derivatives. Therefore, we do not believe that additional risk factor language, beyond that which is already included in the Fund’s registration statement, is necessary, and we respectfully decline to make the requested edit.

Comment 5: Under Proposal 3, you asked that we add disclosure indicating that if the proposal is approved by shareholders, subadvisory fees would continue to be paid by New York Life Investment Management LLC, out of its own assets.

Response: We have added the requested language.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao

Sander M. Bieber